SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS

THERETO FILED PURSUANT TO 13d-2(b)

(AMENDMENT NO. 6)

Guess?, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

401617 10 5

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 401617 10 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Maurice Marciano

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization Republic of France

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 16,052,594

	6.	Shared Voting Power 10,000

	7.	Sole Dispositive Power 16,052,594

	8.	Shared Dispositive Power 10,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,062,594

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ X ]

11.	Percent of Class Represented by Amount in Row (9) 37.3%

12.	Type of Reporting Person (See Instructions) IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Paul Marciano

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 12,849,298

	6.	Shared Voting Power 140,870

	7.	Sole Dispositive Power 12,849,298

	8.	Shared Dispositive Power 140,870

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,990,168

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ X ]

11.	Percent of Class Represented by Amount in Row (9) 30.2%

12.	Type of Reporting Person (See Instructions) IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Armand Marciano

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 6,050,492

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 6,050,492

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,050,492

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ X ]

11.	Percent of Class Represented by Amount in Row (9) 14.0%

12.	Type of Reporting Person (See Instructions) IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gary W. Hampar

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 140,870

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 140,870

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 140,870

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [X]

11.	Percent of Class Represented by Amount in Row (9) 0.3%

12.	Type of Reporting Person (See Instructions) IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.

This Amendment No. 6 (the "Amendment No. 6") amends and supplements the Statement on Schedule 13G, dated February 14, 1997, as amended by Amendment No. 1, dated February 17, 1998, Amendment No. 2, dated February 12, 1999, Amendment No. 3, dated February 10, 2000,  Amendment No. 4, dated February 13, 2001 and Amendment No. 5, dated February 14, 2002 (the "Schedule 13G"), relating to shares of the common stock, $.01 par value per share (the "Shares"), of Guess ?, Inc., a Delaware corporation (the "Issuer"). Pursuant to Rule 13d-2 of Regulation 13D-G promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the undersigned hereby file this Amendment No. 6 on behalf of Maurice Marciano, Paul Marciano, Armand Marciano, and Gary W. Hampar.

Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Schedule 13G.

Item 2.
(a)	Name of Person Filing This Schedule 13G is being filed on behalf of Maurice Marciano, Paul Marciano, Armand Marciano and Gary W. Hampar.
(b)

Address of Principal Business Office or, if none, Residence
The address of the principal business office of Maurice, Paul and Armand Marciano is 1444 South Alameda Street, Los Angeles, California  90021.  The address of the principal business office of Gary W. Hampar is 9701 Wilshire Boulevard, Suite 1106, Beverly Hills, California 90212.

(c)	Citizenship Maurice Marciano is a citizen of the Republic of France. Paul and Armand Marciano and Gary W. Hampar are citizens of the United States of America.
(d)	Title of Class of Securities This Schedule 13G refers to the common stock, par value $0.01 per share, of the Issuer (the “Common Stock”).
(e)	CUSIP Number The CUSIP number for the Common Stock is 401617 10 5.

Item 4.	Ownership

Item 4 is hereby amended and supplemented as follows:

(a)           Maurice Marciano beneficially owns 16,062,594 shares of Common Stock as follows: 15,952,559 shares held indirectly as sole trustee of the Maurice Marciano Trust; 10,000 shares held indirectly as sole advisor of the Maurice Marciano 1990 Children's Trust; 90,000 shares held indirectly as president of the Maurice Marciano Family Foundation; 10,000 shares held by his wife and 35 shares held as sole trustee of the Maurice Marciano Gift Trust FBO Caroline Marciano.

Paul Marciano beneficially owns 12,990,168 shares of Common Stock as follows: 12,137,789 shares held indirectly as sole trustee of the Paul Marciano Trust; 711,509 shares held indirectly as sole trustee of the Paul Marciano Grantor Retained Annuity Trust No. II and 140,870 shares held indirectly as co-trustee of the Maurice Marciano 2001 Children’s Trust (formerly the Maurice Marciano 1996 Grantor Retained Annuity Trust).

Armand Marciano beneficially owns 6,050,492 shares of Common Stock as follows: 6,045,492 shares held indirectly as sole trustee of the Armand Marciano Trust; 1,000 shares held indirectly as sole trustee of the Armand Marciano Gift Trust-Anastasia; 1,000 shares held indirectly as sole trustee of the Armand Marciano Gift Trust-Francesca; 1,000 shares held indirectly as sole trustee of the Armand Marciano Gift Trust-Harrison; 1,000 shares held indirectly as sole trustee of the Armand Marciano Gift Trust-Dominique; and 1,000 shares held indirectly as sole trustee of the Armand Marciano Gift Trust-Julien.

Gary W. Hampar beneficially owns 140,870 shares of Common Stock held indirectly as co-trustee of the Maurice Marciano 2001 Children’s Trust (formerly the Maurice Marciano 1996 Grantor Retained Annuity Trust).

(b)           The 16,062,594 shares beneficially owned by Maurice Marciano represent 37.3% of the outstanding shares of the Common Stock.  The 12,990,168 shares beneficially owned by Paul Marciano represent 30.2% of the outstanding shares of the Common Stock.  The 6,050,492 shares beneficially owned by Armand Marciano represent 14.0% of the outstanding shares of the Common Stock.  The 140,870 shares beneficially owned by Gary W. Hampar represent 0.3% of the outstanding shares of the Common Stock.

Percentage ownership of the Common Stock is based on 43,078,400 shares of Common Stock, which represents the number of outstanding shares of Common Stock as reported in the Issuer's Form 10-Q for the quarter ended September 28, 2002.

(c)           Maurice Marciano has (i) sole voting power with respect to 10,000 shares held indirectly as sole advisor of the Maurice Marciano 1990 Children's Trust, 15,952,559 shares held indirectly as sole trustee of the Maurice Marciano Trust, 90,000 shares held indirectly as president of the Maurice Marciano Family Foundation, and 35 shares held by the Maurice Marciano Gift Trust FBO Caroline Marciano, except for the restrictions on voting described in Item 8 of Schedule 13G; (ii) shared voting power with respect to 10,000 shares held by his wife; (iii) sole dispositive power with respect to 10,000 shares held indirectly as sole advisor of the Maurice Marciano 1990 Children's Trust, 15,952,559 shares held indirectly as sole trustee of the Maurice Marciano Trust, 90,000 shares held indirectly as president of the Maurice Marciano Family Foundation, and 35 shares held by the Maurice Marciano Gift Trust FBO Caroline Marciano, except for the rights of first refusal described in Item 8 of Schedule 13G; and (iv) shared dispositive power with respect to 10,000 shares held by his wife.

Paul Marciano has (i) sole voting power with respect to 12,137,789 shares held indirectly as sole trustee of the Paul Marciano Trust, and sole voting power with respect to 711,509 shares held indirectly as sole trustee of the Paul Marciano Grantor Retained Annuity Trust No. II, except for the restrictions on voting described in Item 8 of Schedule 13G; (ii) shared voting power with respect to 140,870 shares held indirectly as co-trustee of the Maurice Marciano 2001 Children’s Trust (formerly the Maurice Marciano 1996 Grantor Retained Annuity Trust); (iii) sole dispositive power with respect to 12,137,789 shares held indirectly as sole trustee of the Paul Marciano Trust, and dispositive power with respect to 711,509 shares held indirectly as sole trustee of the Paul Marciano Grantor Retained Annuity Trust No. II, except for the rights of first refusal described in Item 8 of Schedule 13G; and (iv) shared dispositive power with respect to 140,870 shares held indirectly as co-trustee of the Maurice Marciano 2001 Children’s Trust (formerly the Maurice Marciano 1996 Grantor Retained Annuity Trust).

Armand Marciano has (i) sole voting power with respect to 6,045,492 shares held indirectly as sole trustee of the Armand Marciano Trust, 1,000 shares held indirectly as sole trustee of the Armand Marciano Gift Trust-Anastasia, 1,000 shares held indirectly as sole trustee of the Armand Marciano Gift Trust-Francesca, 1,000 shares held indirectly as sole trustee of the Armand Marciano Gift Trust-Harrison, 1,000 shares held indirectly as sole trustee of the Armand Marciano Gift Trust-Dominique, and 1,000 shares held indirectly as sole trustee of the Armand Marciano Gift Trust-Julien, except for the restrictions on voting described in Item 8 of Schedule 13G; (ii) no shared voting power with respect to any shares; (iii) sole dispositive power with respect to 6,045,492 shares held indirectly as sole trustee of the Armand Marciano Trust, 1,000 shares held indirectly as sole trustee of the Armand Marciano Gift Trust-Anastasia, 1,000 shares held indirectly as sole trustee of the Armand Marciano Gift Trust-Francesca, 1,000 shares held indirectly as sole trustee of the Armand Marciano Gift Trust-Harrison, 1,000 shares held indirectly as sole trustee of the Armand Marciano Gift Trust-Dominique, and 1,000 shares held indirectly as sole trustee of the Armand Marciano Gift Trust-Julien, except for the rights of first refusal described in Item 8 of Schedule 13G; and (iv) no shared dispositive power with respect to any shares.

Gary W. Hampar has (i) no sole voting power with respect to any shares; (ii) shared voting power with respect to 140,870 shares held indirectly as co-trustee of the Maurice Marciano 2001 Children’s Trust (formerly the Maurice Marciano 1996 Grantor Retained Annuity Trust); (iii) no sole dispositive power with respect to any shares; and (iv) shared dispositive power with respect to 140,870 shares held indirectly as co-trustee of the Maurice Marciano 2001 Children’s Trust (fo5rmerly the Maurice Marciano 1996 Grantor Retained Annuity Trust).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2003
Date
/s/ Maurice Marciano
Signature
Maurice Marciano
Name/Title

Signature

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

February 14, 2003
Date
/s/ Paul Marciano
Signature
Paul Marciano
Name/Title

Signature

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

February 14, 2003
Date
/s/ Armand Marciano
Signature
Armand Marciano
Name/Title

Signature

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

February 14, 2003
Date
/s/ Gary W. Hampar
Signature
Gary W. Hampar
Name/Title

Exhibit Index

Exhibit Number	Title

1	Joint Filing Agreement among the Reporting Persons
pursuant to Rule 13d-1(k)(1).